Exhibit 4.3
Series B Preferred Stockholder Waiver

June 15, 2023
ELECTRONIC MAIL

comScore, Inc. 11950 Democracy Drive, Suite 600 Reston, VA 20190 Attention: Ashley Wright, General Counsel, Corporate and Securities Email:

Dear Ms. Wright:

Reference is made to that certain (i) Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), of comScore, Inc. (the “Company”), dated as of March 10, 2021 (the “Certificate of Designations”), and (ii) Stockholders Agreement, dated as of March 10, 2021, by and among the Company and the stockholders party thereto (the “Stockholders Agreement”). The undersigned is the holder of record of 27,509,203 shares of Series B Preferred Stock. Pursuant to Section 4 of the Certificate of Designations, (i) holders of Series B Preferred Stock are entitled to receive Annual Dividends (as defined in the Certificate of Designations) on the terms and subject to the conditions set forth therein and (ii) if the Company fails to declare and pay a full Annual Dividend on the Series B Preferred Stock on any Dividend Payment Date (as defined in the Certificate of Designations), then any Annual Dividends otherwise payable shall continue to accrue and accumulate at a dividend rate of 9.5% per annum.

The undersigned hereby irrevocably and unconditionally waives (and consents to such waiver for purposes of Section 4.1(a) of the Stockholders Agreement) its right to receive on June 30, 2023 one hundred percent (100%) of the Annual Dividends accrued through, but excluding, June 30, 2023, that would have been payable to it pursuant to Section 4(c) of the Certificate of Designations on June 30, 2023 (the “Deferred Dividends”); provided that (i) the Deferred Dividends shall continue to accrue and accumulate at a rate of 9.5% per annum as contemplated by the Certificate of Designations until such time as the Deferred Dividends are declared and paid and (ii) the Company shall declare and pay the Deferred Dividends, together with any amounts accrued and accumulated thereon from June 30, 2023, unless prohibited by Section 170 of the General Corporation Law of the State of Delaware, on or prior to December 31, 2023.

The undersigned acknowledges that to the extent the Certificate of Designations is amended as set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on April 28, 2023, the Company will be entitled to elect the form of payment of the Deferred Dividends, together with any amounts accrued and accumulated thereon from June 30, 2023, in accordance with the terms of the amendment, with the Dividend Declaration Date (as defined therein) to be 15 calendar days prior to the date the Deferred Dividends are paid.

Exhibit 4.3

IN WITNESS WHEREOF, the undersigned executes this Waiver as of the date first written above.

PINE INVESTOR, LLC

By:	/s/ Jacob B. Hansen
Name:	Jacob B. Hansen
Title:	Managing Director